Pursuant to 253(g)(2)

File No. 024-12330

Avvenire Electric Vehicle International Corp.

(the “Company”)

Supplement No. 3

To the Offering Circular dated September 13, 2023

Date of Supplement September 9th, 2024

This document supplements, and should be read in conjunction with, the offering circular of Avvenire Electric Vehicle International Corp. (“we”, “our”, “us” or the “Company”), first filed on September 13, 2023, and qualified by the Securities and Exchange Commission (the “SEC”) on December 5, 2023 (the “Offering Circular”) as well as with Supplement No. 1 dated December 6, 2023, and Supplement No. 2 dated April 5, 2024. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this Supplement is to eliminate investment perks previously offered to investors and to update investors on our recent developments. As of the date of this Supplement, the Company will no longer offer any investment perks to investors.

In addition, the Company is planning on developing two new electric vehicles. Details regarding these two new vehicles, audited financial statements for 2022 and 2023, and management’s discussion and analysis regarding its financial statements were filed in the Company’s annual report through form 1-K on July 26, 2024, which is incorporated herein by reference.